================================================================================

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2003

                        Commission File Number: 001-14491

                        TELE CELLULAR SUL HOLDING COMPANY
                 (Translation of registrant's name into English)

                  RUA COMENDADOR ARAUJO, 299 - 3(degree) ANDAR
                         80420-000 CURITIBA, PR, BRAZIL
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F [X]                Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                 Yes [ ]                   No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                 Yes [ ]                   No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                 Yes [ ]                   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

================================================================================

                      TELE CELULAR SUL PARTICIPACTES, S.A.

                                TABLE OF CONTENTS

ITEM
----
1.   Material Fact dated April 30, 2003

2.   Press Release entitled "Tele Celular Sul Participacoes S.A.
     Announces Its Consolidated Results For The First Quarter
     2003", dated April 30, 2003

3.   Quarterly Financial Information

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      TELE CELULAR SUL PARTICIPACTES, S.A.

Date: May 6, 2003                      By: /s/ Paulo Roberto Cruz Cozza
                                           ------------------------------------
                                           Name:  Paulo Roberto Cruz Cozza
                                           Title: Chief Financial Officer